Exhibit 99.2

ATA INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 18, 2017 at 2 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at The Venetian Macao - Resort - Hotel, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macau.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of ATA Inc. (the “Company”), if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 6, 2017 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of October 30, 2017, 45,796,886 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 25,503,526 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS B DIRECTORS

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B director, and class C directors. At the upcoming general meeting, the class B director shall retire from office and be eligible for re-election. As a result, Andrew Yan, our class B director, is subject to retirement and re-election at this meeting. We now hereby nominate Andrew Yan for re-election as a class B director at the 2017 annual general meeting. Andrew Yan will hold office for a three-year term and until his successor is elected and is duly qualified, or until his disqualification in accordance with our Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Andrew Yan. The board has no reason to believe that Andrew Yan will be unable or unwilling to serve as a director if elected. In the event that Andrew Yan should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Andrew Yan, including age as of December 18, 2017, the principal position currently held and biography:

Name	Age	Position

Andrew Yan	60	Director

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a) (2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, China Resources Land Limited and Cogobuy Group, non-executive director of Guodian Technology & Environment Group Corporation Limited, Ozner Water International Holding Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of BlueFocus Communication Group, TCL Corporation, ATA Online (Beijing) Education Technology Co., Ltd and Sky Solar Holdings Limited. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a Master of Arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Andrew Yan will be elected as a class B director by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG Huazhen LLP be re-appointed as our independent auditor for the fiscal year ending December 31, 2017. KPMG Huazhen LLP has served as our independent auditor since 2015.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2017.

PROPOSAL 3

APPROVAL AND RATIFICATION OF THE AMENDMENT AND RESTATEMENT OF 2008 EMPLOYEE SHARE INCENTIVE PLAN

We amended and restated the 2008 Employee Share Incentive Plan in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Employee Share Inventive Plan.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE APPROVAL AND RATIFICATION OF THE AMENDMENT AND RESTATEMENT OF 2008 EMPLOYEE SHARE INCENTIVE PLAN OF THE COMPANY.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

November 6, 2017